

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2021

Yat-Gai Au
Chief Executive Officer
Regencell Bioscience Holdings Ltd
11/F First Commercial Building
33-35 Leighton Road
Causeway Bay, Hong Kong

> **Re: Regencell Bioscience Holdings Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed April 26, 2021**
> **File No. 333-254571**

Dear Mr. Au:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2021 letter.

Amendment 1 to Form F-1 Filed on April 26, 2021

Capitalization , page 38

1. Please update the capitalization table to December 31, 2020. Refer to Item 3.B. of Form 20-F.

Dilution, page 39

2. Please revise to update the information as of December 31, 2020.

You may contact Tara Harkins at (202) 551-3639 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joan Wu, Esq.